Exhibit (h)(22)

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED EXPENSE

REIMBURSEMENT AGREEMENT

This Amendment, dated as of the 24th day of February, 2012 is entered into by and between NORTHERN INSTITUTIONAL FUNDS (the “Trust”), a Delaware statutory trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, NTI serves as administrator to the Equity Index Portfolio, International Equity Index Portfolio and the Prime Obligations Portfolio (each a “Portfolio” and together the “Portfolios”) pursuant to an Administration Agreement (the “Administration Agreement”) between the Trust and NTI dated January 1, 2009, as amended.

WHEREAS, pursuant to the Administration Agreement, if in any fiscal year, the sum of a Portfolio’s expenses (including the fee payable pursuant to Section 6.3 of the Administration Agreement, but excluding the investment advisory fee and transfer agency fee payable to NTI pursuant to its agreements with the Trust, servicing fees, and extraordinary expenses such as taxes, interest, and indemnification expenses, acquired fund fees and expenses, each Portfolio’s proportionate share of the increase in compensation paid to each Trustee who is not an officer, director or employee of Northern Trust Corporation or its subsidiaries effective January 1, 2012, expenses related to third-party consultants engaged by the Board of Trustees of the Trust and membership dues paid to the Investment Company Institute and Mutual Fund Directors Forum) (the “Portfolio Expenses”) exceeds on an annualized basis 0.10% of a Portfolio’s average net assets (0.25% for the International Equity Index Portfolio) for such fiscal year, NTI will reimburse each Portfolio for the amount of such excess.

WHEREAS, NTI has undertaken to further reimburse the Portfolio Expenses of the Portfolios pursuant to an Amended and Restated Expense Reimbursement Agreement dated November 4, 2011 (the “Agreement”)

NOW, THEREFORE, the parties intending to be legally bound hereby, agree as follows:

1.        Section 2 of the Agreement shall be revised to read as follows:

NTI shall, from January 1, 2012 until April 1, 2013, reimburse a portion of the Portfolio Expenses so that after such reimbursement, the Portfolio Expenses of the Portfolios shall not exceed the amounts set forth on Column B of Exhibit A.

2.        The first sentence of Section 3 of the Agreement shall be revised to read as follows:

The termination date of this Agreement is April 1, 2013 (the “Initial Term”).

3.        Exhibit A to the Agreement is amended and restated as set forth in the Amended and Restated Exhibit A attached hereto.

4.        Except to the extent supplemented hereby, the Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first above written.

NORTHERN INSTITUTIONAL FUNDS

By: /s/ Lloyd A. Wennlund
Name:	Lloyd A. Wennlund
Title:	President

NORTHERN TRUST INVESTMENTS, INC.

By: /s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Senior Vice President

Amended and Restated Exhibit A

The Northern Institutional Funds

	Column A	Column B
Name of Portfolio	Portfolio Expenses After Reimbursement through 12/31/2011	Portfolio Expenses After Reimbursement, 1/1/2012 to 4/1/2013
International Equity Index Portfolio	0.15%	0.00%
Equity Index Portfolio	0.09%	0.00%
Prime Obligations Portfolio	0.05%	0.05%
Small Company Index Portfolio	--	0.00%